September 30, 2025

Allan Marshall
President and Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

       Re: Upexi, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 24, 2025
           File No. 333-289465
Dear Allan Marshall:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
General

1. Please amend your registration statement so that it does not include information required by Items 3 through 11 of Form S-1 that relates to financial periods that are no longer current. In this regard, we note that you incorporate by reference information from your Annual Report on Form 10-K for the year ended June 30, 2025 and that you also provide certain information required by Items 3 through 11 of Form S-1 directly in your registration statement that is based on your interim and year-end financial results for the periods March 31, 2025 and June 30, 2024, respectively.
2. We further note your Form S-1 includes the report from your independent accounting firm on the financial statements for the years ended June 30, 2024 and 2023. It does not appear your independent accountants have consented to the use of this report in your Form S-1. Please correct this discrepancy by either removing the superseded
 September 30, 2025
Page 2

      financial information or providing an updated consent from your independent accounting firm.
      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Peter Campitiello